Exhibit 2.43

LOAN AGREEMENT

THIS LOAN AGREEMENT dated as of March 18, 2010, is between BANK OF AMERICA, N.A. (the "Bank") and DAL GROUP, LLC, a Delaware limited liability company (the "Borrower").

The Borrower’s obligation to repay any line of credit, loan and/or credit facility described in this Agreement is contained in that certain Promissory Note in the original principal amount of $15,000,000.00 of even date herewith and any additional promissory notes now or hereafter executed and delivered by the Borrower to the Bank and any renewals, modifications, amendments and extensions thereof (collectively the “Note”), which is/are expressly NOT incorporated herein pursuant to Section 201.08(6), Florida Statues and Rules 12B-4.052(6)(b) and (12)(g), Florida Administrative Code.

1.	DEFINITIONS

In addition to the terms which are defined elsewhere in this Agreement, the following terms have the meanings indicated for the purposes of this Agreement:

1.1 "Borrowing Base" means the sum of 75% of the balance due on Eligible Accounts Receivables from fees, 50% of Eligible Accounts Receivable from costs and 50% of Eligible Work in Process.

After calculating the Borrowing Base as provided above, the Bank may deduct reserves for rent at leased locations subject to statutory or contractual landlord’s liens, inventory shrinkage, dilution, customs charges, warehousemen’s or bailees’ charges, liabilities to growers of agricultural products which are entitled to lien rights under the federal Perishable Agricultural Commodities Act or any applicable state law, and the amount of estimated maximum exposure, as determined by the Bank from time to time, under any interest rate contracts which the Borrower enters into with the Bank (including interest rate swaps, caps, floors, options thereon, combinations thereof, or similar contracts).

1.2 "Eligible Accounts Receivable" means an account receivable of each Guarantor which satisfies the following requirements:

(a) The account has resulted from the sale of goods or the performance of services by the Guarantor in the ordinary course of the Guarantor's business and without any further obligation on the part of the Guarantor to service, repair, or maintain any such goods sold other than pursuant to any applicable warranty.

(b) There are no conditions which must be satisfied before the Guarantor is entitled to receive payment of the account.  Accounts arising from COD sales, consignments or guaranteed sales are not acceptable; except in the case of Eligible Accounts Receivable from costs that are payable by the Law Firm only when the Law Firm receives payment from the Law Firm’s client (subject to such cost otherwise qualifying as an Eligible Accounts Receivable).

(c) The debtor upon the account does not claim any defense to payment of the account, whether well founded or otherwise.

(d) The account balance does not include the amount of any counterclaims or offsets which have been or are reasonably expected to be asserted against the Guarantor by the account debtor (including offsets for any "contra accounts" owed by the Guarantor to the account debtor for goods purchased by the Guarantor or for services performed for the Guarantor).  To the extent any counterclaims, offsets, or contra accounts exist in favor of the debtor, such amounts shall be deducted from the account balance.

(e) The account represents a genuine obligation of the debtor for goods sold to and accepted by the debtor, or for services performed for the debtor.  To the extent any credit balances exist in favor of the debtor, such credit balances shall be deducted from the account balance.

(f) The account balance does not include the amount of any finance or service charges payable by the account debtor.  To the extent any finance charges or service charges are included, such amounts shall be deducted from the account balance.

(g) The Guarantor has sent an invoice to the debtor in the amount of the account.

(h) The Guarantor is not prohibited by the laws of the state where the account debtor is located from bringing an action in the courts of that state to enforce the debtor's obligation to pay the account.  The Guarantor has taken all appropriate actions to ensure access to the courts of the state where the account debtor is located, including, where necessary, the filing of a Notice of Business Activities Report or other similar filing with the applicable state agency or the qualification by the Guarantor as a foreign corporation authorized to transact business in such state.

(i) The account is owned by the Guarantor free of any title defects or any liens or interests of others except the security interest in favor of the Bank.  The Bank must maintain a perfect first lien and security interest on all the accounts which are the subject of the Eligible Account Receivable and Work in Process.

(j) The debtor upon the account is not any of the following:

(i) An employee, affiliate, parent or subsidiary of the Guarantor, or an entity which has common officers or directors with the Guarantor, other than the Law Firm.

(ii) The U.S. government or any agency or department of the U.S. government unless the Bank agrees in writing to accept the obligation, the Borrower complies with the procedures in the Federal Assignment of Claims Act of 1940 (41 U.S.C. §15) with respect to the obligation, and the underlying contract expressly provides that neither the U.S. government nor any agency or department thereof shall have the right of set-off against the Borrower.

(iii) Any state, county, city, town or municipality.

(iv) Any person or entity located in a foreign country.

(k) The account is not in default.  An account will be considered in default if any of the following occur:

(i) the account is not paid within 90 days from its invoice date;

(ii) the debtor obligated upon the account suspends business, makes a general assignment for the benefit of creditors, or fails to pay its debts generally as they come due; or

(iii) any petition is filed by or against the debtor obligated upon the account under any bankruptcy law or any other law or laws for the relief of debtors.

(l) The account is not the obligation of a debtor who is in default (as defined above) on _____% (10% if left blank) or more of the accounts upon which such debtor is obligated.

(m) The account is not evidenced by a promissory note or chattel paper, nor is the account debtor obligated to the Guarantor under any other obligation which is evidenced by a promissory note.

(n) The Bank, in its sole credit judgment, deems the account an Eligible Accounts Receivable.

1.3 "Eligible Work in Process" means unbilled revenue for the Guarantor, determined in accordance with GAAP, which is acceptable to the Bank in the Bank’s sole credit judgment and which is not older than 90 days.

1.4 “Guarantor” means, jointly and severally:  (i) Default Servicing, LLC; (ii) Professional Title and Abstract Company of Florida, LLC; (iii) DJS Processing, LLC, each a Delaware limited liability company; and (iv) each subsidiary of the Borrower or any Guarantor which becomes a Guarantor in accordance with the terms of Section 8.27 of this Agreement.

1.5 “Law Firm” means the law offices of David J. Stern, P.A.

1.6 “Loan Documents” means this Agreement, the Note, each guaranty, each security agreement, each financing statement, each pledge agreement and all other documents executed by the Borrower and each Guarantor in conjunction with the loan.

1.7 “Obligor” means the Borrower, any Guarantor and any other party liable to Bank under the Loan Documents.

1.8 “Permitted Acquisitions” shall mean any acquisition by the Borrower or any Guarantor, whether by purchase, merger or otherwise, of all or substantially all of the assets or all or the stock, membership or other equity interests of, or a business line or unit or a division of, any Person; provided:

(a) immediately prior to such acquisition, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(b) all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws;

(c) in the case of the acquisition of stock, membership or other equity interests, all of the stock, membership or other equity interests acquired or otherwise issued by such Person or any newly-formed subsidiary of the Borrower or a Guarantor in connection with such acquisition shall be majority owned and controlled by the Borrower or a Guarantor;

(d) the Borrower and the Guarantors shall be in compliance with the financial covenants set forth in Section 8.3 on a pro forma basis after giving effect to such acquisition measured as of end of the most recently ended quarter on a year-to-date basis; provided, however, when calculating the Fixed Charge Coverage Ratio for this subparagraph (d) only, the Fixed Charges shall be those reasonably expected to be incurred by Borrower or Guarantor in the twelve (12) months following the acquisition; provided, however, such projection shall be subject to the Bank’s review and approval, which approval shall be in the Bank’s sole discretion, acting reasonably;

(e) the Borrower shall have delivered to the Bank at least five (5) business days prior to such proposed acquisition, a certificate evidencing compliance with Section 8.3 as required under clause (d) above, together with all relevant financial information with respect to such acquired assets, including, without limitation, the aggregate consideration for such acquisition and any other information required to demonstrate compliance with Section 8.3;

(f) the acquisition shall be in substantially the same line of business as the Guarantors (which may also include, but is not limited to, foreclosure publications, loss mitigation, document retrieval, lien searches, automotive default, commercial foreclosure, loan origination services, and loan subservicing services); and

(g) to the extent that a single acquisition totals in excess of $5,000,000.00, the Borrower shall have obtained the prior written consent of the Bank to the proposed transaction, as determined in the sole discretion of the Bank.

For purposes of this subsection, “Person” shall mean any individual, corporation, trust, business trust, joint venture, joint stock company, association, company, limited liability company, partnership, or other entity of whatever nature.

2.	FACILITY NO. 1: LINE OF CREDIT AMOUNT AND TERMS

2.1 Line of Credit Amount.

(a) During the availability period described below, the Bank will, subject to the terms and conditions of this Agreement, provide a line of credit to the Borrower.  The amount of the line of credit (the "Facility No. 1 Commitment") is equal to the lesser of (i) the Facility No. 1 Commitment; or (ii) the Borrowing Base.  The Facility No. 1 Commitment is $15,000,000.00.

(b) This is a revolving line of credit.  During the availability period, the Borrower may repay principal amounts and, subject to the terms and conditions of this Agreement, reborrow them.

(c) The Borrower agrees not to permit the principal balance of cash advances plus the amount of any other type of credit outstanding under this facility to exceed the Facility No. 1 Commitment.  If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank's demand.

2.2 Availability Period.  The line of credit is available between the date of this Agreement and three hundred sixty-four (364) days from the date hereof, or such earlier date as the availability may terminate as provided in this Agreement (the "Expiration Date").

The availability period for this line of credit will be considered renewed if and only if the Bank has sent to the Borrower a written notice of renewal for the line of credit (the “Renewal Notice”).  If this line of credit is renewed, it will continue to be subject to all the terms and conditions set forth in this Agreement except as modified by the Renewal Notice.  If this line of credit is renewed, the term “Expiration Date” shall mean the date set forth in the Renewal Notice as the Expiration Date and the same process for renewal will apply to any subsequent renewal of this line of credit.  A renewal fee may be charged at the Bank’s option.  The amount of the renewal fee will be specified in the Renewal Notice.

2.3 Conditions to Availability of Credit.  In addition to the items required to be delivered to the Bank under the paragraph entitled "Financial Information" in the "Covenants" section of this Agreement, the Borrower will promptly deliver the following to the Bank at such times as may be requested by the Bank:

(a) A borrowing certificate from the Guarantor, in form and detail satisfactory to the Bank, setting forth the Eligible Account Receivables (which shall be broken out to show fees and costs) and Eligible Work in Process on which the requested extension of credit is to be based.

(b) Copies of the invoices or the record of invoices from the Guarantor's sales journal for such Eligible Account Receivables and Eligible Work in Process and a listing of the names and addresses of the debtors obligated thereunder.

(c) Copies of the delivery receipts, purchase orders, shipping instructions, bills of lading and other documentation pertaining to such Eligible Account Receivables and Eligible Work in Process.

(d) Copies of the cash receipts journal pertaining to the borrowing certificate.

2.4 Repayment Terms.

(a) The Borrower will pay interest commencing thirty (30) days following the date hereof and continuing on the same day of each month thereafter until payment in full of any principal outstanding under this facility.

(b) The Borrower will repay in full any principal, interest or other charges outstanding under this facility no later than the Expiration Date.

(c) The Borrower may prepay the loan in full or in part at any time without penalty.  The prepayment will be applied to the most remote payment of principal due under this Agreement.

2.5 Interest Rate.

(a) The interest rate is a rate per year equal to the BBA LIBOR Daily Floating Rate plus 175 basis point(s).

(b) The BBA LIBOR Daily Floating Rate is a fluctuating rate of interest which can change on each banking day.  The rate will be adjusted on each banking day to equal the British Bankers Association LIBOR Rate (“BBA LIBOR”) for U.S. Dollar deposits for delivery on the date in question for a one month term beginning on that date.  The Bank will use the BBA LIBOR Rate as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Bank from time to time) as determined at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, as adjusted from time to time in the Bank’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs.  If such rate is not available at such time for any reason, then the rate will be determined by such alternate method as reasonably selected by the Bank.  A "London Banking Day" is a day on which banks in London are open for business and dealing in offshore dollars.

2.6 Letters of Credit.

(a) During the availability period, at the request of the Borrower, the Bank will, subject to the terms and conditions of this Agreement and the Bank’s standard letter of credit application, issue standby letters of credit with a maximum maturity not to extend more than 365 days beyond the Expiration Date.  The standby letters of credit may include a provision providing that the maturity date will automatically extend each year for an additional year unless the Bank gives written notice to the contrary.

(b) The amount of the letters of credit outstanding at any one time (including the drawn and unreimbursed amounts of the letters of credit) may not exceed $3,500,000.00 for standby letters of credit.

(c) In calculating the principal amount outstanding under the Facility No. 1 Commitment, the calculation shall, except for the Existing Letters of Credit to the extent secured by certificates of deposit, include the amount of any letters of credit outstanding, including amounts drawn on any letters of credit and not yet reimbursed.

(d) The letters of credit set forth on Exhibit 2.6(d) (“Existing Letters of Credit”) are currently outstanding from the Bank for the account of DJS Processing, LLC, a subsidiary of the Borrower and shall reduce the availability under the Facility No. 1 Commitment.

As of the date of this Agreement, the Existing Letters of Credit are fully secured by certificates of deposit pledged to the Bank.  Notwithstanding the foregoing, so long as the Existing Letters of Credit are fully secured by certificates of deposit, they shall not be deemed to be outstanding under this Agreement, shall not reduce the availability under the Facility No. 1 Commitment, and shall not be subject to all the terms and conditions stated in this Agreement.

(e) The Borrower agrees:

(i) Any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement.  The amount will bear interest and be due as described elsewhere in this Agreement.

(ii) If there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

(iii) The issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank's written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

(iv) To sign the Bank's form Application and Agreement for Commercial Letter of Credit or Application and Agreement for Standby Letter of Credit, as applicable.

(v) To pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

(vi) To allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

(vii) To secure, with cash or cash equivalents, any letter of credit outstanding as of the Facility 1 Expiration Date.

3.	FEES AND EXPENSES

3.1 Fees.

(a) Loan Fee.  The Borrower agrees to pay a loan fee in the amount of $75,000.00.  This fee is due on the date of this Agreement.

(b) Waiver Fee.  If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank's option, pay the Bank a fee for each waiver or amendment in an amount advised by the Bank at the time the Borrower requests the waiver or amendment.  Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower.  The Bank may impose additional requirements as a condition to any waiver or amendment.

(c) Late Fee.  To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any payment that is more than fifteen (15) days late.  The imposition and payment of a late fee shall not constitute a waiver of the Bank’s rights with respect to the default.

3.2 Expenses.  The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, and documentation fees.

3.3 Reimbursement Costs.

(a) The Borrower agrees to reimburse the Bank for any out-of-pocket expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement.  Expenses include, but are not limited to, reasonable attorneys' fees.

(b) The Borrower agrees to reimburse the Bank for the cost of periodic field examinations of the Borrower’s and each Guarantor’s books, records and collateral, and appraisals of the collateral, at such intervals as the Bank may reasonably require; provided, however, that such examinations shall occur no more frequently than once each calendar quarter unless an Event of Default shall exist hereunder.  The actions described in this paragraph may be performed by employees of the Bank or by independent appraisers.

4.	COLLATERAL

The collateral includes (a) a pledge of all assets of the Borrower and each Guarantor including, without limitation, all accounts; (b) a collateral assignment of the pledge to the Guarantors of the first priority security interest in the accounts of the Law Firm; and (c) a pledge by Borrower of the Borrower’s equity ownership interest in each Guarantor.

5.	DISBURSEMENTS, PAYMENTS AND COSTS

5.1 Disbursements and Payments.

(a) Each payment by the Borrower will be made in U.S. Dollars and immediately available funds by debit to a deposit account as described in this Agreement or otherwise authorized by the Borrower.  For payments not made by direct debit, payments will be made by mail to the address shown on the Borrower’s statement or at one of the Bank’s banking centers in the United States, or by such other method as may be permitted by the Bank.  By their joinder herein, DJS Processing, LLC authorizes the Bank to debit monthly the DJS Processing, LLC Operating Account at the Bank under Account No. 898038835420 (the “Designated Account”) to pay the monthly interest payments on the Note.

(b) The Bank may honor instructions for advances or repayments given by the Borrower (if an individual) or by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers (each an “Authorized Individual”).  Borrower specifically designates Kumar Gursahaney as an Authorized Individual.

(c) For any payment under this Agreement made by debit to a deposit account, the Borrower will maintain sufficient immediately available funds in the deposit account to cover each debit.  If there are insufficient immediately available funds in the deposit account on the date the Bank enters any such debit authorized by this Agreement, the Bank may reverse the debit.

(d) Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank.  In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

(e) Prior to the date each payment of principal and interest and any fees from the Borrower becomes due (the “Due Date”), the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the “Billed Amount”).  The calculations in the bill will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate.  If the Billed Amount differs from the actual amount due on the Due Date (the “Accrued Amount”), the discrepancy will be treated as follows;

(i) If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy.  The Borrower will not be in default by reason of any such discrepancy.

(ii) If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding.  The Bank will not pay the Borrower interest on any overpayment.

5.2 Telephone and Telefax Authorization.

(a) The Bank may honor telephone or telefax instructions for advances or repayments and telefax requests for the issuance of letters of credit given, or purported to be given, by any one of the Authorized Individuals.

(b) Advances will be deposited in and repayments will be withdrawn from the Designated Account.

(c) The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any Authorized Individual.  This paragraph will survive this Agreement's termination, and will benefit the Bank and its officers, employees, and agents.

5.3 Direct Debit.

(a) The Borrower agrees that on the Due Date the Bank will debit the Billed Amount constituting interest from the Designated Account.  The Borrower shall be responsible to make sure there are sufficient funds in the Designated Account.

(b) The Borrower may terminate this direct debit arrangement at any time by sending written notice to the Bank at the address specified at the end of this Agreement.  If the Borrower terminates this arrangement, then the principal amount outstanding under this Agreement will, at the option of the Bank, bear interest at a rate per annum which is 50 basis points higher than the rate of interest otherwise provided under this Agreement.

5.4 Banking Days.  Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank's lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market.  All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day.  All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

5.5 Interest Calculation.  Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed.  This results in more interest or a higher fee than if a 365-day year is used.  Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

5.6 Default Rate.  Upon the occurrence of any default or after maturity or after judgment has been rendered on any obligation under this Agreement, all amounts outstanding under this Agreement, including any interest, fees, or costs which are not paid when due, will at the option of the Bank bear interest at a rate which is 600 basis point(s) higher than the rate of interest otherwise provided under this Agreement.  This may result in compounding of interest.  This will not constitute a waiver of any default.

5.7 Taxes.  If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank.  If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed.  The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within thirty (30) days after the due date.

6.	CONDITIONS

Before the Bank is required to extend any credit to the Borrower under this Agreement, it must receive any documents and other items it may reasonably require, in form and content acceptable to the Bank, including any items specifically listed below.

6.1 Authorizations.  If the Borrower or any Guarantor is anything other than a natural person, evidence that the execution, delivery and performance by the Borrower and/or such Guarantor of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

6.2 Governing Documents.  A copy of the Borrower's and each Guarantor’s organizational documents.

6.3 Guaranties.  Guaranties signed by DEFAULT SERVICING, LLC, a Delaware limited liability company, PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC, a Delaware limited liability company, and DJS PROCESSING, LLC, a Delaware limited liability company, jointly and severally.

6.4 Security Agreements.  Signed original security and pledge agreements covering the personal property collateral which the Bank requires.

6.5 Perfection and Evidence of Priority.  Evidence that the security interests and liens in favor of the Bank are valid, enforceable, properly perfected in a manner acceptable to the Bank and prior to all others' rights and interests, except those the Bank consents to in writing.

6.6 Payment of Fees.  Payment of all fees and other amounts due and owing to the Bank, including without limitation payment of all accrued and unpaid expenses incurred by the Bank as required by the paragraph entitled "Reimbursement Costs."

6.7 Reserved.

6.8 Good Standing.  Certificates of good standing for the Borrower and each Guarantor from its state of formation and from any other state in which the Borrower and each Guarantor is required to qualify to conduct its business.

6.9 Legal Opinion.  A written opinion from the Borrower's and each Guarantor’s legal counsel, covering such matters as the Bank may require.  The legal counsel and the terms of the opinion must be acceptable to the Bank.

6.10 Subordination Agreements.  The fully executed General Subordination and Assignment in the form attached hereto as Exhibit 6.10.

6.11 Reserved.

6.12 Landlord Agreement.  For any personal property collateral located on real property which is subject to a mortgage or deed of trust or which is not owned by the Borrower (or the grantor of the security interest), an agreement from the owner of the real property and the holder of any such mortgage or deed of trust.  The foregoing shall be in the form of a landlord lien waiver or subordination, all in form and substance reasonably acceptable to the Bank.

6.13 Insurance.  Evidence of insurance coverage, as required in the "Covenants" section of this Agreement.

6.14 Existing Agreements.  Bank’s review and approval of the agreements set forth on Exhibit 6.14 attached hereto (“Existing Agreements”).

7. REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full (and all funding obligations hereunder have been terminated), the Borrower makes the following representations and warranties.  Each request for an extension of credit constitutes a renewal of these representations and warranties as of the date of the request:

7.1 Formation.  The Borrower and each Guarantor is duly formed and existing under the laws of the state or other jurisdiction where organized.

7.2 Authorization.  This Agreement, and any instrument or agreement required hereunder, are within the Borrower's and each Guarantor’s powers, have been duly authorized, and do not conflict with any of their respective organizational papers.

7.3 Enforceable Agreement.  This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

7.4 Good Standing.  In each state in which the Borrower and each Guarantor does business, they are properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

7.5 No Conflicts.  This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

7.6 Financial Information.  All financial and other information that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower's (and any Guarantor's) financial condition, including all material contingent liabilities.  Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower (or any Guarantor).

7.7 Lawsuits.  There is no lawsuit, tax claim or other dispute pending or, to the knowledge of Borrower, threatened against the:  (i) Borrower and/or any Guarantor which, if lost, would impair the Borrower's and/or any Guarantor’s financial condition or ability to repay the loan, except as set forth on Exhibit 7.7 attached hereto; or (ii) Law Firm, except as disclosed on Exhibit 7.7 attached hereto.

7.8 Collateral.  All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except those which have been approved by the Bank in writing.

7.9 Permits, Franchises.  The Borrower and each Guarantor possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights, copyrights, and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

7.10 Other Obligations.   Neither the Borrower nor any Guarantor is in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

7.11 Tax Matters.  The Borrower has no knowledge of any pending assessments or adjustments of its or any Guarantor’s income tax for any year and all taxes due have been paid, except as have been disclosed in writing to the Bank.

7.12 No Event of Default.  There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement and/or the Note and/or any of the other Loan Documents.

7.13 Insurance.  The Borrower and each Guarantor has obtained, and maintained in effect, the insurance coverage required in the "Covenants" section of this Agreement.

7.14 ERISA Plans.

(a) Each Plan (other than a multiemployer plan) is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state law.  Each Plan has received a favorable determination advisory or opinion letter, as applicable, from the IRS and to the best knowledge of the Borrower, nothing has occurred which would cause the loss of such qualification.  The Borrower has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the Code with respect to each Plan, and has not incurred any liability with respect to any Plan under Title IV of ERISA.

(b) There are no claims, lawsuits or actions (including by any governmental authority), and there has been no prohibited transaction or violation of the fiduciary responsibility rules, with respect to any Plan which has resulted or could reasonably be expected to result in a material adverse effect.

(c) With respect to any Plan subject to Title IV of ERISA:

(i) No reportable event has occurred under Section 4043(c) of ERISA for which the PBGC requires 30-day notice.

(ii) No action by the Borrower or any ERISA Affiliate to terminate or withdraw from any Plan has been taken and no notice of intent to terminate a Plan has been filed under Section 4041 of ERISA.

(iii) No termination proceeding has been commenced with respect to a Plan under Section 4042 of ERISA, and no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

(d) The following terms have the meanings indicated for purposes of this Agreement:

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

(iii) "ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code.

(iv) "PBGC" means the Pension Benefit Guaranty Corporation.

(v) "Plan" means a pension, profit-sharing, or stock bonus plan intended to qualify under Section 401(a) of the Code, maintained or contributed to by the Borrower or any ERISA Affiliate, including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

7.15 Law Firm.  Except as set forth on Exhibit 7.15 attached hereto, the Law Firm does not currently maintain any furniture, fixtures or equipment, all of which has been conveyed to DJS Processing, LLC.  The Borrower shall provide evidence to the Bank on or prior to May 28, 2010 that the assets contemplated by subparagraph (i) of Exhibit 7.15 have been transferred to DJS Processing, LLC.

7.16 Existing Indebtedness.  The only existing indebtedness for borrowed money (including any indebtedness evidenced by a promissory note) of the Borrower and the Guarantors is listed on Exhibit 7.16 attached hereto.  Borrower warrants and represents that the following have been or will be, in connection with the Closing of the Loan, paid in full in connection with the indebtedness referenced in subparagraph (a) of Exhibit 7.16 attached hereto:  (a) Daniel Beharry; (b) Dykema Gossett PLLC; (c) Loeb & Loeb LLP; (d) Proskauer Rose LLP; (e) Rodman & Renshaw, LLC; (f) Chardan SPAC Asset Management, LLC; (g) Jonas Grossman; (h) P&M Corporate Finance, LLC; (i) Nagina Partners LLC; (j) Jeffrey A. Valenty; (k) Paula Beharry; (l) South Ferry #2, LP; (m) Steven Urbach; (n) Goldcheer Holdings (by assignment from Zhang Li); and (o) Jiangnan Huang (by partial assignment from Kerry Propper).  Other than the indebtedness listed on Exhibit 7.16 attached hereto and other indebtedness to the extent permitted as set forth in Section 8.8 below, neither Borrower nor any Guarantor has any indebtedness (whether for borrowed money or otherwise) except for unsecured obligations to the following parties (which Borrower warrants and represents are trade debt incurred in the ordinary course of business):  (i) Dykema Gossett PLLC; (ii) Loeb & Loeb LLP; (iii) Rodman & Renshaw, LLC, P&M Corporate Finance, LLC; (iv) Nagina Partners LLC; and (v) Jeffrey A. Valenty.  Without the prior written consent of the Bank, neither Borrower nor any Guarantor shall:  (x) modify any of the loans set forth on Exhibit 7.16; nor (y) pay or prepay any of the obligations referenced on Exhibit 7.16 to the extent an Event of Default exists hereunder or an Event of Default would exist as a result of such payment.

8.	COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

8.1 Use of Proceeds.

(a) To use the proceeds of Facility No. 1 only for: (i) working capital; (ii) up to $250,000.00 in the aggregate for general corporate purposes outstanding at any given time without the written consent of the Bank; (iii) general corporate purposes consented to by the Bank in writing; (iv) for the issuance of letters of credit for the benefit of the Guarantors; and (v) Permitted Acquisitions to the extent expressly permitted hereunder.

(b) The proceeds of the credit extended under this Loan Agreement may not be used directly or indirectly to purchase or carry any "margin stock" as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System, or extend credit to or invest in other parties for the purpose of purchasing or carrying any such "margin stock," or to reduce or retire any indebtedness incurred for such purpose.

8.2 Financial Information.  To provide the following financial information and statements in accordance with generally accepted accounting principals in form and content acceptable to the Bank, and such additional information with respect to the Borrower, each Guarantor and the Law Firm as requested by the Bank from time to time.  The Bank reserves the right, upon written notice to the Borrower, to require the Borrower to deliver financial information and statements to the Bank more frequently than otherwise provided below, and to use such additional information and statements to measure any applicable financial covenants in this Agreement.

(a) Within 90 days of the fiscal year end, the annual accrual based consolidated financial statements of Borrower audited (with an opinion satisfactory to the Bank) by a Certified Public Accountant acceptable to the Bank.  The audited statement must be accompanied by a separate accrual based consolidating statement for each Guarantor along with adjusting entries.  The attached statement may be company prepared.

(b) Within 45 days of each quarter end, quarterly accrual based consolidated company-prepared financial statements of Borrower, certified and dated by an authorized financial officer.  The statement shall be accompanied by a separate accrual based quarterly consolidating statement for each Guarantor along with adjusting entries.  The attached statement may be company prepared.

(c) Compliance certificates (in form and substance satisfactory to Bank) from the Borrower, including the computation of the Fixed Charge Coverage Ratio, are due annually within 90 days following fiscal year end to coincide with the annual audit and within 45 days after each March 31, June 30 and September 30 to coincide with the quarterly statements.

(d) Within 30 days of month’s end, monthly consolidated company-prepared financial statements of Borrower and each Guarantor, certified and dated by an authorized financial officer.  In addition, a separate monthly company prepared consolidating schedule that shows the Guarantors separately along with adjusting entries will also be provided to Bank within 30 days of each month end.  Notwithstanding the foregoing, with respect to the financial statement which is due for the period ending February 28, 2010 only (there will not be exceptions as noted herein for financial statements on a going forward basis), the Borrower may report only on a cash basis, together with a certification from the Borrower that the Borrowing Base Certificate as of February 28, 2010 is true and correct and that the supporting financial statements are only lacking accrued liabilities that pertain mainly to salaries not paid, month-end adjustments and accruals for unbilled revenue.

(e) Within 15 days of each month’s end, a copy of Borrower’s monthly calculation of their “Net EBITDA” (as defined in the Membership Interest Purchase Agreement dated January 15, 2010).

(f) Within 15 business days of each month’s end a monthly Borrowing Base Certificate (in form and substance satisfactory to Bank) certified by the Borrower as being true and correct.  The Bank reserves the right to request a Borrowing Base Certificate more frequently (including as a requirement for each request for advance); provided, however, the Bank shall provide Borrower at least two (2) business days notice of any such request or requirement.

(g) Within 15 business days of each month’s end, a monthly detailed report of accounts receivable and work in process certificate certified by Borrower as being true and correct.  In conjunction with the foregoing:  (i) the accounts receivable shall be separated by fees and costs; (ii) the accounts receivable and accounts payable aging shall be separated into separate categories; and (iii) the accounts receivable and accounts payable aging may be shown in summary form unless Bank requests a more detailed report.

(h) Within 15 business days of each months end, a monthly detailed report of accounts payable certificate certified by Borrower as being true and correct.  The back-up agings are to be submitted for the Guarantors and the Law Firm.

(i) Promptly, upon sending or receipt, copies of any management letters and correspondence relating to management letters, sent or received by the Borrower to or from the Borrower's auditor.  If no management letter is prepared, the Bank may, in its discretion, request a letter from such auditor stating that no deficiencies were noted that would otherwise be addressed in a management letter.

(j) Copies of federal income tax returns (including all schedules) within 10 days following filing for Borrower and each Guarantor (unless the Guarantor’s returns are consolidated with the Borrower).  In addition, copies of all requests for extension filed by Borrower and/or any Guarantor.

(k) Promptly upon the Bank's request, such other books, records, statements, lists of property and accounts, budgets, forecasts or reports as to the Borrower and as to each Guarantor of the Borrower's obligations to the Bank as the Bank may request.

8.3 Fixed Charge Coverage Ratio.  To maintain on a consolidated basis a Fixed Charge Coverage Ratio of at least 1.10:1.0, tested quarterly on a year-to-date basis; provided, however, with respect to December 31, 2009, the ratio shall be calculated utilizing a pro forma financial statement satisfactory to the Bank, as determined in the Bank’s sole discretion, acting reasonably.  "Fixed Charge Coverage Ratio" means (net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, amortization and other non-cash charges plus lease expense and rent expense minus the sum of taxes, dividends and capital expenditures) divided by (interest expense plus lease expense plus rent expense plus scheduled long-term debt and capitalized lease obligations paid during the period, and principal payments made on the Stern Note in the original amount of $52,469,000 made during the period) other than payments made from proceeds from the exercise of the Borrower’s warrants (the “Fixed Charges”).

8.4 Ownership.  To:  (a) continue to be majority owned and controlled solely by DJSP Enterprises, Inc.; and (b) continue to be the sole owner and control each Guarantor.

8.5 This space is intentionally left blank.

8.6 This space is intentionally left blank.

8.7 Bank as Principal Depository.  To maintain the Bank or one of its affiliates as its principal depository bank, including for the maintenance of business, cash management, operating and administrative deposit accounts.

The provisions of this Section 8.7 shall also be applicable to the Guarantors.

8.8 Other Debts.  Not to have outstanding or incur any direct or by virtue of guaranty obligations for indebtedness or lease obligations, or become liable for the liabilities of others, without the Bank's written consent.  This does not prohibit:

(a) acquiring services, goods, supplies, or merchandise on normal unsecured trade credit;

(b) endorsing negotiable instruments received in the usual course of business;

(c) obtaining surety bonds in the usual course of business;

(d) existing indebtedness which has been subordinated in accordance with the General Subordination and Assignment in the form attached hereto and made a part hereof as Exhibit 6.10;

(e) additional indebtedness (provided such additional indebtedness is permitted under the terms of this Agreement) which is subordinated in accordance with form of General Subordination and Assignment attached hereto and made a part hereof as Exhibit 6.10;

(f) the real property leases existing as of the date hereof;

(g) capitalized equipment leases or loan(s), not to exceed $4,000,000.00 in the aggregate (which shall be in addition to the capitalized equipment leases set forth on Exhibit 8.8(g) attached hereto) provided such does not violate any covenant set forth in this Agreement;

(h) operating equipment leases entered into in the ordinary course of business provided such does not violate any covenant set forth in this Agreement; and

(i) debt incurred in connection with a Permitted Acquisition (“Acquisition Debt Liens”); provided, however, if the acquired entity becomes a Guarantor, then only to the extent such debt is subordinated in accordance with the form of General Subordination Agreement attached hereto as Exhibit 6.10 or otherwise consented to by the Bank in writing.

The provisions of this Section 8.8 shall also be applicable to the Guarantors.

8.9 Other Liens.  Not to create, assume, or allow any security interest or lien (including judicial liens) on:  (i) any assets of the Borrower; (ii) the accounts receivable and/or work in process of the Law Firm; or (iii) any assets of any Guarantor now or hereafter acquired, except:

(a) Liens and security interests in favor of the Bank (and the Guarantors with respect to the Law Firm).

(b) Liens and security interests against the accounts receivable of the Law Firm to the extent permitted under Section 8.26 below.

(c) Liens for taxes not yet due or which are due and being contested in good faith by appropriate proceedings and for which Borrower escrows the disputed amount with Bank.

(d) Liens outstanding on the date of this Agreement disclosed in writing to the Bank.

(e) Liens on additional purchase money security interests in assets acquired after the date of this Agreement to make capital expenditures.

(f) First priority liens granted in assets acquired in connection with a Permitted Acquisition to the extent:  (x) neither the Borrower nor any Guarantor is obligated (directly or indirectly) on such indebtedness; and (y) the acquired entity has not become a Guarantor hereunder.

(g) Landlord’s liens for real property leases, but only to the extent subordinated to the interest of the Bank, and liens in favor of the lessor arising under equipment leases (or lenders to the extent they are equipment loans) to the extent set forth in Section 8.8(g).

(h) Liens for equipment leases entered into in the ordinary course of business securing only such equipment lease.

(i) Liens with respect to subordinated debt as contemplated in Section 8.8(e) above which has been subordinated to the Bank in payment and priority in accordance with the General Subordination Agreement attached hereto as Exhibit 6.10.

           This Section 8.9 shall also be applicable to the Guarantors.

8.10 Maintenance of Assets.

(a) Not to sell, assign, lease, transfer or otherwise dispose of any part of the Borrower's business or the Borrower's assets except in the ordinary course of the Borrower's business.

(b) Not to sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

(c) Not to enter into any sale and leaseback agreement covering any of its fixed assets other than with the Bank or its affiliates to the extent permitted under Section 8.8(g).

(d) To maintain and preserve all rights, privileges, and franchises the Borrower now has.

(e) To make any repairs, renewals, or replacements to keep the Borrower's properties in good working condition.

This Section 8.10 shall also be applicable to the Guarantors.

8.11 Investments.  Not to have any existing, or make any new, investments in any individual or entity, or make any capital contributions or other transfers of assets to any individual or entity, except for:

(a) Existing investments disclosed to the Bank in writing.

(b) Investments in the Guarantors (including any party which becomes a Guarantor in accordance with Section 8.27 of this Agreement).

(c) Investments in any of the following:

(i) certificates of deposit;

(ii) U.S. treasury bills and other obligations of the federal government;

(iii) readily marketable securities (including commercial paper, but excluding restricted stock and stock subject to the provisions of Rule 144 of the Securities and Exchange Commission).

The provisions of this Section 8.11 shall also be applicable to the Guarantors.  For clarification purposes with respect to this Section 8.11 and to the extent a subsidiary of the Borrower or any Guarantor is created following the date hereof and such entity does not qualify as Guarantor because the assets of such entity are pledged (in whole or in part) to another person or entity, then neither Borrower nor any Guarantor may make any investments, advances, loans or contributions to such entity.

8.12 Loans. Not to make any loans, advances or other extensions of credit to any individual or entity, except for:

(a) Existing extensions of credit disclosed to the Bank in writing.

(b) Extensions of credit to the Guarantors (including any party which becomes a Guarantor in accordance with Section 8.27 of this Agreement).

(c) Extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to non-affiliated entities.

8.13  Loans to Officers or Affiliates.  Except with respect to existing subordinated debt consented to by the Bank, not to make any loans, advances or other extensions of credit (including extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services except for accounts payable arising under the services agreement) to any of the Borrower's or any Guarantor’s executives, officers, directors or members (or any relatives of any of the foregoing), or to any affiliated entities.

The provisions of this Section 8.13 shall also be applicable to the Guarantors.

8.14 Change of Management.  David J. Stern no longer holds an executive or management position with the Borrower and each Guarantor.

8.15 Change of Ownership.  DJSP Enterprises, Inc. is no longer the owner of the majority of the membership interests in Borrower, or Borrower is no longer the owner of 100% of the membership interests in each Guarantor.

8.16 Additional Negative Covenants.  Except with respect to Permitted Acquisitions, not to, without the Bank's written consent, as determined in the Bank’s sole discretion:

(a) Enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company.

(b) Acquire or purchase a business or its assets.

(c) Engage in any business activities substantially different from the Borrower's present business.

(d) Liquidate or dissolve the Borrower's business.

(e) Voluntarily suspend its business (other than holidays in the ordinary course of business) for more than ten (10) days in any calendar year.

The provisions of this Section 8.16 shall also be applicable to the Guarantors.

8.17 Notices to Bank.  To promptly notify the Bank in writing of:

(a) Any lawsuit over $100,000 in the aggregate against the Borrower or any Obligor.

(b) Any substantial dispute between any governmental authority and the Borrower or any Obligor.

(c) Any Event of Default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an Event of Default.

(d) Any material adverse change in the Borrower's or any Obligor’s business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

(e) Any change in the Borrower's or any Obligor’s name, legal structure, principal residence (for an individual), state of registration (for a registered entity), place of business, or chief executive office if the Borrower or any Obligor has more than one place of business.

(f) The creation or acquisition of any subsidiary of Borrower or any Guarantor.

(g) A default under any of the Existing Agreements following any applicable grace or cure period (“Existing Agreement Default Notice”).

For purposes of this Agreement, “Obligor” shall mean any Guarantor or other party pledging collateral to the Bank.

8.18 Insurance.

(a) General Business Insurance.  To maintain insurance satisfactory to the Bank as to amount, nature and carrier covering property damage (including loss of use and occupancy) to any of the Borrower's properties, business interruption insurance, public liability insurance including coverage for contractual liability, product liability and workers' compensation, and any other insurance which is usual for the Borrower's business.  Each policy shall provide for at least thirty (30) days prior notice to the Bank of any cancellation thereof.

(b) Insurance Covering Collateral.  To maintain all risk property damage insurance policies (including without limitation windstorm coverage, and hurricane coverage as applicable) covering the tangible property comprising the collateral.  Each insurance policy must be for the full replacement cost of the collateral and include a replacement cost endorsement.  The insurance must be issued by an insurance company acceptable to the Bank and must include a lender's loss payable endorsement in favor of the Bank in a form acceptable to the Bank.

(c) Business Interruption Insurance.  To maintain business interruption insurance in amounts reasonably acceptable to the Bank, which must include a lender’s loss payable endorsement in favor of the Bank in a form acceptable to the Bank.

(d) Evidence of Insurance.  Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

The provisions of this Section 8.18 shall also be applicable to the Guarantors.

8.19 Compliance with Laws.  To comply with the laws (including any fictitious or trade name statute), regulations, and orders of any government body with authority over the Borrower's business.  The Bank shall have no obligation to make any advance to the Borrower except in compliance with all applicable laws and regulations and the Borrower shall fully cooperate with the Bank in complying with all such applicable laws and regulations.

                      The provisions of this Section 8.19 shall also be applicable to the Guarantors.

8.20 ERISA Plans.  To the extent applicable, promptly during each year, to pay and cause any subsidiaries to pay contributions adequate to meet at least the minimum funding standards under ERISA with respect to each and every Plan; file each annual report required to be filed pursuant to ERISA in connection with each Plan for each year; and notify, to the extent applicable, the Bank within ten (10) days of the occurrence of any Reportable Event that might constitute grounds for termination of any Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any Plan.  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.  Capitalized terms in this paragraph shall have the meanings defined within ERISA.

                      The provisions of this Section 8.20 shall also be applicable to the Guarantors.

8.21 ERISA Plans - Notices.  With respect to a Plan subject to Title IV of ERISA, to give prompt written notice to the Bank of:

(a) The occurrence of any reportable event under Section 4043(c) of ERISA for which the PBGC requires 30-day notice.

(b) Any action by the Borrower or any ERISA Affiliate to terminate or withdraw from a Plan or the filing of any notice of intent to terminate under Section 4041 of ERISA.

(c) The commencement of any proceeding with respect to a Plan under Section 4042 of ERISA.

                      The provisions of this Section 8.21 shall also be applicable to the Guarantors.

8.22 Books and Records.  To maintain adequate books and records.

8.23 Audits.  To allow the Bank and its agents to inspect the Borrower's properties and examine, audit, and make copies of books and records at any reasonable time.  If any of the Borrower's properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

                      The provisions of this Section 8.23 shall also be applicable to the Guarantors.

8.24 Perfection of Liens.  To help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.

                      The provisions of this Section 8.24 shall also be applicable to the Guarantors.

8.25 Cooperation.  To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

                      The provisions of this Section 8.25 shall also be applicable to the Guarantors.

8.26 Law Firm Debt.  Neither Borrower nor DJS Processing, LLC shall permit or consent to the Law Firm placing a lien on the Law Firm’s accounts receivable without the Bank’s prior written consent.  In conjunction with the foregoing, DJS Processing, LLC shall not enter into or consent to any intercreditor agreement, subordination agreement or other similar agreement without obtaining the prior written consent of the Bank, which consent shall be in the sole discretion of the Bank.

The Bank acknowledges that the Law Firm may in the future desire to pledge the Law Firm’s receivables to a lender in conjunction with a future line of credit for the Law Firm.  In conjunction with such line of credit, the Bank acknowledges that it would be necessary for DJS Processing, LLC to consent to an intercreditor agreement with the Law Firm’s lender.  It is the Bank’s intention to permit that request to consent to an intercreditor agreement; provided, however, the terms must be acceptable to the Bank as determined in the Bank’s sole discretion.

8.27 Guarantors.  Prior to creating a subsidiary of the Borrower or any Guarantor which is to be included as a Guarantor hereunder, such subsidiary must:  (i) execute and deliver to Bank a guaranty in favor of the Bank in the same form as the other Guarantors; (ii) execute and deliver to Bank a security agreement in the same form as the other Guarantors; and (iii) cause the equity interest of such subsidiary to be pledged to the Bank in the same form as the other Guarantors.

9.	HAZARDOUS SUBSTANCES

9.1 Indemnity Regarding Hazardous Substances.  The Borrower will indemnify and hold harmless the Bank from any loss or liability the Bank incurs in connection with or as a result of this Agreement, which directly or indirectly arises out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance.  This indemnity will apply whether the hazardous substance is on, under or about the Borrower's property or operations or property leased to the Borrower.  The indemnity includes but is not limited to reasonable attorneys' fees (including the reasonable estimate of the allocated cost of in-house counsel and staff).  The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns.

9.2 Compliance Regarding Hazardous Substances.  The Borrower represents and warrants that the Borrower and each Guarantor has complied with (and with respect to future laws, regulations and ordinances, shall comply with) all current laws, regulations and ordinances or other requirements of any governmental authority relating to or imposing liability or standards of conduct concerning protection of health or the environment or hazardous substances.

9.3 Notices Regarding Hazardous Substances.  Until full repayment of the loan, the Borrower will promptly notify the Bank in writing of any threatened or pending investigation of the Borrower or any Guarantor or their respective operations by any governmental agency under any current or future law, regulation or ordinance pertaining to any hazardous substance.

9.4 Site Visits, Observations and Testing.  The Bank and its agents and representatives will have the right at any reasonable time, after giving reasonable notice to the Borrower, to enter and visit any locations where the collateral securing this Agreement (the “Collateral”) is located for the purposes of observing the Collateral.

                      The provisions of this Section 9.4 shall also be applicable to the Guarantors.

9.5 Definition of Hazardous Substances.  "Hazardous substances" means any substance, material or waste that is or becomes designated or regulated as "toxic," "hazardous," "pollutant," or "contaminant" or a similar designation or regulation under any current or future federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas.

9.6 Continuing Obligation.  The Borrower's and each Guarantors’ obligations to the Bank under this Article, except the obligation to give notices to the Bank, shall survive termination of this Agreement and repayment of the Borrower's obligations to the Bank under this Agreement.

10.	DEFAULT AND REMEDIES

If any of the following events of default occurs (each an “Event of Default”), the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice.  If an event which, with notice or the passage of time, will constitute an Event of Default has occurred and is continuing, the Bank has no obligation to make advances or extend additional credit under this Agreement.  In addition, if any Event of Default occurs, the Bank shall have all rights, powers and remedies available under any instruments and agreements required by or executed in connection with this Agreement, as well as all rights and remedies available at law or in equity.  If an Event of Default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

10.1 Failure to Pay.  The Borrower fails to make a payment under this Agreement and/or the Note when due.

10.2 Other Bank Agreements.  Any default following any applicable cure period occurs under any other agreement the Borrower (or any Obligor) or any of the Borrower's related entities or affiliates has with the Bank or any affiliate of the Bank.

10.3 Cross-default.  Any default following any applicable cure period occurs under any agreement in connection with any credit the Borrower (or any Obligor) or any of the Borrower's related entities or affiliates has obtained from anyone else or which the Borrower (or any Obligor) or any of the Borrower's related entities or affiliates has guaranteed.

10.4 False Information.  The Borrower or any Obligor has given the Bank false or misleading information or representations.

10.5 Bankruptcy.  The Borrower, any Obligor, or any general partner of the Borrower or of any Obligor files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties that is not dismissed within 60 days from the date of filing, or the Borrower, any Obligor, or any general partner of the Borrower or of any Obligor makes a general assignment for the benefit of creditors.

10.6 Receivers.  A receiver or similar official is appointed for a substantial portion of the Borrower's or any Obligor's business, or the business is terminated, or, if any Obligor is anything other than a natural person, such Obligor is liquidated or dissolved.

10.7 Lien Priority.  The Bank fails to have an enforceable first lien (except for (a) any prior liens to which the Bank has consented in writing, or (b) Acquisition Debt Liens) on or security interest in any property given as security for this Agreement (or any guaranty).

10.8 Existing Agreements.  An uncured default under any of the Existing Agreements which has not been cured within thirty (30) days following the Bank’s receipt of the Existing Agreement Default Notice.

10.9 Judgments.  Any judgments or arbitration awards are entered against the Borrower or any Obligor, or the Borrower or any Obligor enters into any settlement agreements with respect to any litigation or arbitration and such amounts are not paid or bonded within thirty (30) days following entry.

10.10 Borrowing Base.  If any of the credit covered by this Agreement is subject to an agreement to maintain a borrowing base, the terms of such agreement are breached and the Borrower fails to cure such breach by the expiration of any applicable cure period.

10.11 Material Adverse Change.  A material adverse change occurs, or is reasonably likely to occur, in the Borrower's (or any Obligor's) or the Law Firm’s business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit; or the Bank determines that it is insecure for any other reason.

10.12 Government Action.  Any government authority takes action that the Bank believes materially adversely affects the Borrower's or any Obligor's or the Law Firm’s financial condition or ability to repay.

10.13 Default under Related Documents.  Any default occurs following any applicable notice or cure period under any Note, guaranty, subordination agreement, security agreement, deed of trust, mortgage, or other document required by or delivered in connection with this Agreement or any such document is no longer in effect, or any Guarantor purports to revoke or disavow the guaranty.

10.14 ERISA Plans.  Any one or more of the following events occurs with respect to a Plan of the Borrower and each Guarantor subject to Title IV of ERISA, provided such event or events could reasonably be expected, in the judgment of the Bank, to subject the Borrower or any Guarantor to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower or any Guarantor:

(a) A reportable event shall occur under Section 4043(c) of ERISA with respect to a Plan.

(b) Any Plan termination (or commencement of proceedings to terminate a Plan) or the full or partial withdrawal from a Plan by the Borrower or any Guarantor or any ERISA Affiliate.

10.15 Other Breach Under Agreement.  A default occurs under any other term or condition of this Agreement not specifically referred to in this Article.  This includes any failure by the Borrower (or any other party named in the Covenants section) to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank.

11.	ENFORCING THIS AGREEMENT; MISCELLANEOUS

11.1 GAAP.  Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

11.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Florida.  To the extent that the Bank has greater rights or remedies under federal law, whether as a national bank or otherwise, this paragraph shall not be deemed to deprive the Bank of such rights and remedies as may be available under federal law.

11.3 Successors and Assigns.  This Agreement is binding on the Borrower's, each Guarantors’ and the Bank's successors and assignees.  The Borrower agrees that it may not assign this Agreement without the Bank's prior consent.  The Bank may sell participations in or assign this loan, and may exchange information about the Borrower (including, without limitation, any information regarding any hazardous substances) with actual or potential participants or assignees.  If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

11.4 Dispute Resolution Provision.  This paragraph, including the subparagraphs below, is referred to as the “Dispute Resolution Provision.”  This Dispute Resolution Provision is a material inducement for the parties entering into this agreement.

(a) This Dispute Resolution Provision concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a "Claim").  For the purposes of this Dispute Resolution Provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

(b) At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "Act").  The Act will apply even though this agreement provides that it is governed by the law of a specified state.

(c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("AAA"), and the terms of this Dispute Resolution Provision.  In the event of any inconsistency, the terms of this Dispute Resolution Provision shall control.  If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, the Bank may designate another arbitration organization with similar procedures to serve as the provider of arbitration.

(d) The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement.  All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators.  All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing.  However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days.  The arbitrator(s) shall provide a concise written statement of reasons for the award.  The arbitration award may be submitted to any court having jurisdiction to be confirmed and have judgment entered and enforced.

(e) The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of any statutes of limitation, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit.  Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s), except as set forth at subparagraph (h) of this Dispute Resolution Provision.  The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.

(f) This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g) The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(h) Any arbitration or trial by a judge of any Claim will take place on an individual basis without resort to any form of class or representative action (the “Class Action Waiver”).  Regardless of anything else in this Dispute Resolution Provision, the validity and effect of the Class Action Waiver may be determined only by a court and not by an arbitrator.  The parties to this Agreement acknowledge that the Class Action Waiver is material and essential to the arbitration of any disputes between the parties and is nonseverable from the agreement to arbitrate Claims. If the Class Action Waiver is limited, voided or found unenforceable, then the parties’ agreement to arbitrate shall be null and void with respect to such proceeding, subject to the right to appeal the limitation or invalidation of the Class Action Waiver.  The Parties acknowledge and agree that under no circumstances will a class action be arbitrated.

(i) By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim.  Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim.  This waiver of jury trial shall remain in effect even if the Class Action Waiver is limited, voided or found unenforceable.  WHETHER THE CLAIM IS DECIDED BY ARBITRATION OR BY TRIAL BY A JUDGE, THE PARTIES AGREE AND UNDERSTAND THAT THE EFFECT OF THIS AGREEMENT IS THAT THEY ARE GIVING UP THE RIGHT TO TRIAL BY JURY TO THE EXTENT PERMITTED BY LAW.

11.5 Severability; Waivers.  If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced.  The Bank retains all rights, even if it makes a loan after default.  If the Bank waives a default, it may enforce a later default.  Any consent or waiver under this Agreement must be in writing.

11.6 Attorneys’ Fees.  The Borrower shall reimburse the Bank for any reasonable costs and reasonable attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement including but not limited to the Note, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement.  In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator.  In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case.  As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

11.7 Set-Off

(a) In addition to any rights and remedies of the Bank provided by law, upon the occurrence and during the continuance of any Event of Default under this Agreement, the Bank is authorized, at any time, to set off and apply any and all Deposits of the Borrower or any Obligor held by the Bank against any and all Obligations owing to the Bank.  The set-off may be made irrespective of whether or not the Bank shall have made demand under this Agreement or any guaranty, and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable Deposits.

(b) The set-off may be made without prior notice to the Borrower or any other party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Obligor) to the fullest extent permitted by law.  The Bank agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

(c) For the purposes of this paragraph, “Deposits” means any deposits (general or special, time or demand, provisional or final, individual or joint) and any instruments owned by the Borrower or any Obligor which come into the possession or custody or under the control of the Bank.  “Obligations” means all obligations, now or hereafter existing, of the Borrower to the Bank under this Agreement and under any other agreement or instrument executed in connection with this Agreement, and the obligations to the Bank of any Obligor.

11.8 One Agreement.  This Agreement, the Note and any related security or other agreements required by this Agreement, collectively:

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

11.9 Indemnification.  The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement, the Note or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder and under the Note, and (c) any litigation or proceeding related to or arising out of this Agreement, the Note or any such document, or any such credit other than losses, liabilities, damages, judgments and costs arising from the Bank’s willful misconduct or gross negligence.  This indemnity includes but is not limited to reasonable attorneys' fees (including the allocated cost of in-house counsel).  This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns.  This indemnity will survive repayment of the Borrower's obligations to the Bank.  All sums due to the Bank hereunder and under the Note shall be obligations of the Borrower, due and payable immediately without demand.

11.10 Notices.  Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Agreement, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as the Bank and the Borrower may specify from time to time in writing.  Notices and other communications shall be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U.S. mail, first class, postage prepaid, (ii) if telecopied, when transmitted, or (iii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.

11.11 Headings.  Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

11.12 Counterparts.  This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

11.13 Borrower Information; Reporting to Credit Bureaus.  The Borrower authorizes the Bank at any time to verify or check any information given by the Borrower to the Bank, check the Borrower’s credit references, verify employment, and obtain credit reports.  The Borrower agrees that the Bank shall have the right at all times to disclose and report to credit reporting agencies and credit rating agencies such information pertaining to the Borrower and/or all Guarantors as is consistent with the Bank’s policies and practices from time to time in effect.

11.14 Limitation of Interest and Other Charges.  Notwithstanding any other provision contained in this Agreement, the Bank does not intend to charge, and the Borrower shall not be required to pay, any amount of interest or other fees or charges that is in excess of the maximum permitted by applicable law.  Any payment in excess of such maximum shall be refunded to the Borrower or credited against principal, at the option of the Bank.  It is the express intent hereof that the Borrower not pay and the Bank not receive, directly or indirectly, interest in excess of that which may be lawfully paid under applicable law including the usury laws in force in the state of Florida.

This Agreement is executed as of the date stated at the top of the first page.

BANK OF AMERICA, N.A. By: /s/ Jaime Pfeifer Typed Name: Jaime Pfeifer Title: AVP	DAL GROUP, LLC By: /s/ Kumar Gursahaney Typed Name: Kumar Gursahaney Title: Chief Financial Officer
Address where notices to the Bank are to be sent: 200 Market St. St. Louis, MO 63101 Telephone: Facsimile:	Address where notices to the Borrower are to be sent: 900 S. Pine Island Drive Plantation, Florida 33324 Telephone: 954-233-8000 Facsimile: 954-233-8570

JOINDER

The undersigned Guarantors join into this Agreement to acknowledge, consent and agree to the provisions of this Agreement.

DJS PROCESSING, LLC By: /s/ Kumar Gursahaney Typed Name: Kumar Gursahaney Title: Chief Financial Officer	DEFAULT SERVICING, LLC By: /s/ Kumar Gursahaney Typed Name: Kumar Gursahaney Title: Chief Financial Officer
PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC By: /s/ Kumar Gursahaney Typed Name: Kumar Gursahaney Title: Chief Financial Officer

USA Patriot Act Notice.

Federal law requires Bank of America, N.A. (the “Bank”) to provide the following notice.  The notice is not part of the foregoing agreement or instrument and may not be altered.  Please read the notice carefully.

USA PATRIOT ACT NOTICE

Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or obtains a loan.  The Bank will ask for the Borrower’s legal name, address, tax ID number or social security number and other identifying information.  The Bank may also ask for additional information or documentation or take other actions reasonably necessary to verify the identity of the Borrower, guarantors or other related persons.